February 12, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Keynote Systems, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Filed December 11, 2009
Forms 8-K
Filed November 9, 2009 and January 21, 2010
File No. 000-27241
Ladies and Gentlemen:
     By this letter, Keynote Systems, Inc. (“Keynote” or the “Company”) responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) raised in its letter dated January 29, 2010 (the “Comment Letter”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the order they appear in the Letter. References to page numbers in the Company’s responses correspond to the page numbers in the applicable report.
Form 10-K for the Fiscal Year Ended September 30, 2009
Intellectual Property, page 11
1.	Please disclose the duration and effect of all patents, trademarks, licenses, franchises and concessions held. See Item 101(c)(1)(iv) of Regulation S-K.
     The Company notes that Item 101(c)(1)(iv) of Regulation S-K requires a discussion, to the extent material, of “the importance to the industry segment and the duration and effect of all patents, trademarks, licenses, franchises and concessions held.” The Company advises the Staff that it does not believe that patents currently play a material role in the Company’s business or industry. The Company further advises the Staff that it does not rely on any material licenses, franchises or concessions in its business. Although the Company has registered trademarks with respect to the Keynote name as well as various product names, it does not believe that these trademarks themselves are material to its business, rather it believes that other factors such as reputation and quality of service are more important than the actual registration of the trademark itself.

United States Securities and Exchange Commission
February 12, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
Overview, page 30
2.	Reference is made to your discussion under all subscription services revenue on page 32. We note some customers are billed on a monthly basis as opposed to being billed the entire subscription in advance. To the extent that the monthly billing contracts are firm orders to deliver services throughout the contract term (up to 1 year) and to the extent that your deferred revenue balance does not reflect the entire amount due, tell us what consideration you gave to disclosing the total amount of the company’s backlog orders for such contracts pursuant to Item l01(c)(1)(viii) of Regulation S-K.
     The Company notes that Item 101(c)(1)(viii) of Regulation S-K requires a discussion, to the extent material, of the dollar amount of backlog orders believed to be firm. The Company advises the Staff that it generally has two different customer contract structures for its subscription services revenue. The first contract structure is “prepay in advance” at agreed upon unit prices for the contract term, usually one year. Under prepay in advance contracts, any payments represent committed orders and are reflected in the deferred revenue balance on the Company’s balance sheets.
     The second contract structure is “pay in arrears” at agreed upon unit prices subsequent to receiving the services based on actual usage. These customers have typically agreed to the unit price for the services they will receive, but have not committed to specific usage levels, other than minimum usage levels in some cases. The Company does not consider these orders to be firm orders since the customers’ monthly usage is unknown until the services have been provided. The monthly usage could fluctuate, cease, or be replaced by newer programs. Furthermore, minimum commitment levels have generally not been indicative of actual usage, given that actual usage generally exceeds the minimum commitment level. In addition, customers that have monthly renewal arrangements may terminate their services at any time with little or no penalty. Therefore, in this situation, the Company believes that it does not have a commitment that is reflective of future revenue for which backlog would be an appropriate disclosure.
     However, the Company considers gross deferred revenue, as disclosed in the Management’s Discussion & Analysis (“MD&A”) section of its Form 10-K and Forms 10-Q, to be an appropriate disclosure regarding future revenue. Therefore, the Company does not believe that a disclosure regarding backlog is required.
3.	Although you list certain challenges for your business on page 31, please tell us how you considered expanding your discussion and analysis overview to include a more detailed discussion of known trends, demands, commitments, events and uncertainties. See item 303(a)(3)(ii) of Regulation S-K. Disclosure decisions concerning trends, demands, commitments, events, and uncertainties generally should involve the: consideration of financial, operational and other information known to you; identification, based on this information, of known trends and uncertainties; and assessment of whether these trends and uncertainties will have, or are reasonably likely to have, a material impact on your liquidity,

United States Securities and Exchange Commission
February 12, 2010
capital resources or results of operations. MD&A is intended to provide, in one section of a filing, material historical and prospective textual disclosure enabling investors and other users to assess the financial condition and results of your operations, with particular emphasis on your prospects for the future. See SEC Release Nos. 33-6835 and 33-8350.
     The Company has expanded the “Overview” discussion and analysis in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2009 (the “December 10-Q”) to include a more fulsome description of the known trends and uncertainties, including challenges to the business, and will continue to do so in future filings (see page 24 of the December 10-Q). The Staff’s comment is noted regarding the factors the Company should consider in making the disclosure decisions.
4.	We note your disclosure on page 13 that to maintain and grow your revenue, you must achieve and maintain high customer renewal rates for your Internet and Mobile services, particularly your broadband/multipage and mobile services. Please tell us whether this is a key business metric considered by your management, and what consideration you gave to including a qualitative and quantitative discussion of your customers’ renewal rate. In your response letter, please also tell us how you considered comment 1 of our comment letter dated February 13, 2008 (and your response thereto), in preparing your current disclosure.
     The Company advises the Staff that it believes that, based on historical experience, the number of worldwide customers is a more meaningful metric than renewal rates for investors to evaluate future prospects of the Company. As noted in the Company’s response to comment 2, many customers do not have a firm commitment for subscription services, and revenue from subscription customers varies based on usage, regardless of the customer’s status as a new or renewal customer. Therefore the Company looks to the number of customers, number of pages measured and revenue per page measured as important metrics. The Company has provided additional disclosure in the “Overview” section of the MD&A (see page 23 of the December 10-Q) and in a new section in the December 10-Q entitled “Non-GAAP Financial Measures and Other Operational Data” that includes disclosure of the number of worldwide customers, the average number of internet pages measured, and the average monthly revenue per internet page (see page 33 of the December 10-Q). In addition, the Company has revised the risk factor noted in the Staff’s comment to clarify that the customer base, regardless of source, is important to the Company (see page 37 of the December 10-Q). Similar disclosures will be provided in future filings of the Company’s Form 10-K and Forms 10-Q.
5.	We note that your quarterly earnings call for the fourth quarter of 2009 discusses new customers that you added during the fiscal quarter. Please tell us whether this is a key business metric considered by your management, and what consideration you gave to including a qualitative and quantitative discussion of the impact of new customers.
     The Company believes that the number of worldwide customers is an important business metric considered by management, and has added disclosure to the December 10-Q as to the number of customers and countries in the “Overview” section of the MD&A and a new section in the December 10-Q entitled “Non-GAAP Financial Measures and Other Operational Data” that includes disclosure of the number of worldwide customers, the average number of internet pages measured, and the average monthly revenue per internet page (see pages 23 and 33 of the December 10-Q).
     On its conference call, the Company identified the names of approximately 20 new subscription customers during the quarter, but did not otherwise characterize them as being material to the business. The Company also identified the names of a similar number of customers for its mobile services, the

United States Securities and Exchange Commission
February 12, 2010
purpose of which was to illustrate the geographic diversity and variety of its customers. The Company discusses new customers on its calls that it believes will provide insight into the types of companies in the U.S. and worldwide that use its services. As mentioned above, the Company added a new section in the December 10-Q entitled “Non-GAAP Financial Measures and Other Operational Data” that includes disclosure of the number of worldwide customers, the average number of internet pages measured, the average monthly revenue per internet page and a discussion of this data because the Company believes that the number of worldwide customers in an important business metric (see page 33 of the December 10-Q).
Critical Accounting Policies and Estimates
Goodwill, Identifiable Intangible Assets, and Long-Lived Assets, page 34
6.	We note that your goodwill appears to be at risk of failing step one of your impairment test as noted on page 64. Tell us how you considered disclosing any material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting policy disclosure pursuant to Section V of Release No. 33-8350. In this regard, tell us how you have considered disclosing the following:
•	Percentage by which fair value exceeded the carrying value as of the date of the most recent test;

•	Description of methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
     As disclosed on page 64 of the Company’s 2009 Annual Report on Form 10-K, the Company’s annual impairment test of goodwill is performed in the fourth quarter and is based on its September 30th balance sheet. The Company does not believe goodwill was at significant risk of failing Step 1 of its impairment test at September 30, 2009. The estimated fair value of the Company’s reporting unit was determined using a combination of the income approach and market approach. The income and market approaches were given a 25%/75% weighting. The income approach involved using discounted cash flow models derived from internal earnings forecasts and assumptions. The market approach was determined using a combination of the Company’s market capitalization (based on the Company’s average stock price for the period 7 days before and after September 30, 2009) and the Guideline Public Company (GPC) method. We believe using an average stock price was appropriate to reduce the impact of the volatility that was due to market conditions and not due to a change in the Company’s fundamental business factors. The resulting fair value exceeded the carrying amount of the Company’s reporting unit by approximately $3.4 million, or 2.2%. The fair value under the GPC approach utilized a median revenue multiple of 1.6 times trailing twelve months revenue, as determined based on five public companies (comprised of the Company and four comparable public companies). Please note that on October 7, 2009, one of the Company’s key competitors, Gomez, announced the signing of a definitive agreement for Compuware to acquire this privately-held company for $295 million, which reflects a revenue multiple of 6 times. In light of this transaction, we believe that the GPC fair value that we utilized in the market approach was conservative.

United States Securities and Exchange Commission
February 12, 2010
     It is the Company’s understanding based on the comments made at the September 22, 2009 meeting of the AICPA CAQ SEC Regulations Committee, that the SEC Staff “encourages, but does not require, disclosure of the key numerical assumptions or a quantitative sensitivity analysis.” Additionally, it is the Company’s understanding that the SEC staff recognizes that registrants are not required to disclose the fair value or carrying value of their reporting units or explicit forward-looking information underlying those estimates of fair value. In future filings, the Company will disclose that it passed Step 1 of the goodwill impairment test.
     As noted in the Company’s disclosure in its Form 10-K, we believe that much of the volatility of the Company’s stock price in the fourth quarter fiscal 2009 and throughout the fiscal year was largely due to the current global economic environment and the related current industry-wide slowdown in technology spending, rather than as a result of a significant change in the overall long-term revenue and cash flow growth prospects or expectations for the Company’s business. In addition, we do not believe there were material negative implications resulting from uncertainties associated with the underlying assumptions used in the Company’s Step 1 impairment assessment that would warrant disclosure in its Form 10-K.
     However, we acknowledge the Staff’s comments and we will continue to assess both the Company’s results and expectations in future periods and based on that assessment we will consider disclosing any material negative implications of uncertainties associated with the methods, assumptions and estimates underlying its impairment assessment and the results of its Step 1 analysis, including the amount or percentage by which fair value exceeded the carrying value of the reporting unit as of the date of the most recent test.
Liquidity and Capital Resources, page 46
7.	Refer to the discussion of cash flows from operating activities on pages 46 and 47. We note your disclosures include an analysis of accounts receivable by disclosing the days sales outstanding (DSO) but the reasons for changes in days sales outstanding are not discussed in MD&A. Tell us your consideration to also include a discussion regarding the reasons for the changes in accounts receivable balances and changes in DSO, from period to period. Refer to Item 303(a)(1) of Regulation S-K.
     The Company considers days sales outstanding (“DSO”) as a measure of the quality of its customer base and effectiveness of its collection efforts. At September 30, 2009, the change in DSO was two days as compared to September 30, 2008, or less than 3% of net revenue. Therefore, the Company did not consider the change in DSO to be material. In future filings, the Company will include a discussion regarding the reasons for the changes in accounts receivable balances and changes in DSO, if material.
Note 1(A). Basis of presentation, page 57
8.	We note your revisions to the September 30, 2008 financial statements to correct the classification of short-term investments and foreign exchange losses. Considering you corrected these by restating the fiscal 2008 financial statements without amending previously filed reports appears that you looked to the guidance in SAB 108 and concluded that such revisions previously were and continue to be immaterial to the prior year’s financial statements. Please confirm and if true, tell us how you determined these errors were not material to your fiscal 2008 financial statements. In this regard, provide your SAB 99 materiality analysis that supports your conclusions. Please ensure your response addresses both the quantitative and qualitative factors outlined in SAB 99 as well as any other qualitative factors considered.

United States Securities and Exchange Commission
February 12, 2010
     The Company confirms that based on management’s application of the guidance in SAB 108 to the revisions to the September 30, 2008 financial statements for the corrections in the classification of short-term investments and foreign exchange losses, such revisions previously were, and continue to be, deemed immaterial to the fiscal 2008 financial statements. To determine the impact on previously reported periods, we performed a contemporaneous SAB 99 analysis, while considering the guidance provided by SAB 108. SAB 99 highlights the importance of all relevant circumstances, including both qualitative considerations and quantitative assessments of materiality. The following table summarizes the effect of the corrections on the financial statements and other operational metrics (in thousands):

		Foreign	Short-term
	2008	Exchange	Investments	2008
	As Reported	Losses Effect	Effect	As Corrected
Balance Sheet:
Cash and cash equivalents	$46,769	$—	$(4,223)	$42,546
Short-term investments	2,562	—	4,223	6,785
Total cash, cash equivalents and short-term investments	49,331	—	—	49,331
Accumulated deficit	(143,207)	336	—	(142,871)
Accumulated other comprehensive income	5,388	(336)	—	5,052
Total stockholders’ equity	137,511	—	—	137,511

Statement of Operations:
Loss from operations	(4,056)	—	—	(4,056)
Other income (expenses), net	(1,035)	336	—	(699)
Net loss	(3,100)	336	—	(2,764)

Statement of Cash Flows:
Net loss	(3,100)	336	—	(2,764)
Cash provided by operating activities	4,944	336	—	5,280
Purchases of short-term investments	(23,098)	—	(4,601)	(27,699)
Cash provided by investing activities	52,743	—	(4,601)	48,142
Effect of exchange rate on cash and cash equivalents	(147)	(336)	378	(105)
Net increase (decrease) in cash and cash equivalents	3,894	—	(4,223)	(329)

Other Operational Data:
Free cash flow	(3,478)	336	—	(3,142)
     The Company’s analysis included the following considerations as outlined in SAB99:
a)	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

b)	Whether the misstatement masks a change in earnings or other trends.

c)	Whether the misstatement changes a loss into income or vice versa.

d)	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

e)	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

f)	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

g)	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

United States Securities and Exchange Commission
February 12, 2010
h)	Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

i)	Whether the misstatement involves concealment of an unlawful transaction.
     Summarized below is our discussion of the SAB99 considerations related to the corrections for the classification of short-term investments and foreign exchange losses:
Foreign Exchange Losses
     An analysis of the fiscal 2008 amounts previously reported, in comparison to the corrected 2008 amounts reported in the Company’s fiscal 2009 Form 10-K for the change in classification of the foreign exchange losses is summarized below (in thousands except per share amounts).

	Net Loss		GAAP EPS (basic & diluted)		Non-GAAP Diluted EPS
	As	2008	As	2008	As	2008	Analysts’
Fiscal Year	Reported	As Corrected	Reported	As Corrected	Reported	As Corrected	Expectations
2006	$(7,534)		$(0.41)		$0.10

2007	$(4,691)		$(0.27)		$0.28

2008	$(3,100)	$(2,764)	$(0.20)	$(0.18)	$0.27	$0.29	$0.26 - $0.29
     Although the dollar amount of this adjustment represents 11% of net loss and $0.02 of GAAP and non-GAAP EPS, we believe that the judgment of a reasonable person relying on the consolidated financial statements would not be changed or influenced by the correction considering that the correction reduced the GAAP and non-GAAP net loss in conjunction with the following qualitative factors:
1)	Revenue and loss from operations was not impacted as a result of the correction. We believe, based on the discussions in the analysts’ quarterly reports, that the Company’s analysts are primarily focused on revenue as a key financial metric since it reflects the overall health and future prospects of the Company and non-GAAP EPS since this measure excludes non-cash expenses such as stock-based compensation, depreciation and amortization.

2)	Other key metrics discussed by management during earnings calls are operating cash flow, free cash flow, and non-GAAP earnings per share (“EPS”). Adjusting for the correction would not have materially impacted the trend of the Company’s operating and free cash flow (defined as cash flow from operations less purchases of property, equipment and software), or changed its operating cash flows from a negative to a positive position (see table after first paragraph to this response). In addition, the correction would not have changed the fact that non-GAAP diluted EPS, before and after adjusting for the correction was within the range of analysts’ expectations (see table above).

3)	The correction did not change the reported net loss to net income or significantly impact the trend of net loss, GAAP EPS, or non-GAAP diluted EPS.

United States Securities and Exchange Commission
February 12, 2010
4)	The correction was an isolated instance capable of precise measurement that did not affect managements’ compensation, involve an unlawful transaction and any of the Company’s regulatory, loan covenant, or contractual requirements.
Classification of Short-Term Investments
     Cash and cash equivalents in the Company’s consolidated balance sheet as of September 30, 2008 was reduced by approximately $4.2 million, to a corrected balance of $42.6 million from a previously reported balance of approximately $46.8 million. Correspondingly, short-term investments in the Company’s consolidated balance sheet as of September 30, 2008 were increased by approximately $4.2 million, to a corrected balance of approximately $6.8 million from a previously reported balance of approximately $2.6 million. The correction in classification did not impact the total balance of cash, cash equivalents and short-term investments previously reported in the Company’s consolidated balance sheet as of September 30, 2008.
     Corresponding corrections to individual line items were made in the consolidated statement of cash flows for the year ended September 30, 2008 as follows (in thousands):

	As Reported			As Corrected
	2006	2007	2008	2008
Cash flows from investing activities:
Sales of short-term investments	$103,121	$75,077	$85,960	$85,960
Purchases of short-term investments	$(60,883)	$(93,765)	$(23,098)	$(27,699)
Net cash provided by (used in) investing activities	$7,138	$(35,208)	$52,743	$48,142

Effect of exchange rate changes on cash	$71	$1,034	$(147)	$(105)*

Net increase (decrease) in cash and cash equivalents	$(1,272)	$(2,787)	$3,894	$(329)
Cash and cash equivalents at beginning of period	$46,934	$45,662	$42,875	$42,875

Cash and cash equivalents at end of period	$45,662	$42,875	$46,769	$42,546

*	The effect of exchange rate changes on cash associated with the correction for the classification of short-term investments was an increase of $378,000 offset by a decrease of $336,000 associated with the correction to the foreign exchange losses described in the section above.
     Although the size of the classification correction was quantitatively large as a percentage of the cash balances, we believe that the judgment of a reasonable person relying on the consolidated financial statements would not be changed or influenced by the correction when considering the following qualitative factors:
1)	The Company believes the balance sheet impact to be immaterial given that the correction is within the two categories of cash and cash equivalents and short term investments and a subtotal for cash, cash equivalents and short term investments is presented in the Company’s balance sheet. The Company’s analysts focus on the combined total of these two reported amounts rather than on each amount individually.

2)	The liquidity section of MD&A discusses cash, cash equivalents, and short term investments in total.

3)	The correction did not impact operating cash flows or free cash flows (the correction related to foreign exchange losses discussed above had an immaterial impact on operating cash flows and free cash flows). These measures have historically been discussed in the Company’s quarterly press releases and earnings calls due to their emphasis by analysts.

United States Securities and Exchange Commission
February 12, 2010
4)	The Company is well capitalized and no critical components used by analysts or other users are impacted.

5)	There is no change to working capital since the $4.2 million reclassification would have been in short term investments if it had been properly classified on the balance sheet and these investments are considered available for current operations by management.

6)	The correction was an isolated instance capable of precise measurement that did not affect managements’ compensation, involve an unlawful transaction and any of the Company’s regulatory, loan covenant, or contractual requirements.
Note 1(B). Revenue recognition, page 58
9.	We note that the company considers a customer signed quote, contract, or equivalent document to be evidence of an arrangement. Please tell us if obtaining a signed quote and/or a signed contract are both customary practices of the company in order to have evidence of an arrangement. Tell us what an equivalent document represents and if that practice is also customary. Please tell us how you determined that there is evidence of an arrangement for revenue recognized under a quote or equivalent document. Specifically, explain the customer base for each type of arrangement, why different arrangements are used, if they are applied consistently, and how the accounting complies with ASC 985-605-25 (formerly paragraph 16 of SOP 97-2). Also, please confirm that all written contracts are signed by both the customer and the company before any revenue is recognized.
     The “equivalent document” described in the Company’s Form 10-K is the signed purchase order. The Company acknowledges that the term “equivalent document” is unclear and will change that wording to “purchase order” in future filings, including its December 10-Q. The Company also confirms that in all cases it has a signed document establishing evidence of an arrangement prior to recognizing revenue. In certain circumstances, primarily for Internet subscription services revenue, the evidence of an arrangement is a framework agreement signed by both parties, which is followed up by a specific quote by the Company and a purchase order from the customer. In other circumstances, primarily for ratable license revenue, the Company provides the customer with an offer letter or quote, which is followed up by a signed purchase order from the customer.
10.	We note that for certain professional services arrangements, you allocate and defer revenue for the undelivered items based on objective evidence of fair value of the undelivered elements and recognizes the difference between the total arrangement fee and the amount associated with the undelivered items as revenue. Please explain further which items in these arrangements are considered “undelivered” and tell us when you recognize revenue on the delivered portion of the arrangement. In this regard, it appears that both the subscription and consulting services would qualify as undelivered items. We further note that when sufficient objective evidence of fair value does not exist for undelivered items when subscription and professional services are combined, the entire arrangement fee is recognized ratably over the applicable performance period. Please describe the types of arrangements that qualify for separation versus those that do not and tell us how you applied the guidance in ASC 605-25-30 (formerly under EITF 00-21) in evaluating each deliverable to determine whether they qualify for separation.

United States Securities and Exchange Commission
February 12, 2010
     The Company periodically enters into multiple element arrangements that consist of either: 1) the combination of subscription and professional services, or 2) multiple professional services. An example of an arrangement that consists of the combination of subscription and professional services would be an arrangement that includes customized Keynote Competitive Research reports bundled with an annual subscription for Webeffective. An example of an arrangement that consists of the combination of multiple professional services would be an arrangement that includes customized Keynote Competitive Research reports and Loadpro professional services. To date, the Company has not entered into arrangements that qualify for separation in accordance with ASC 650-25-30 due to the lack of sufficient objective evidence of fair value for undelivered items. Therefore, for these bundled arrangements, the entire arrangement fee is treated as a combined unit of accounting and recognized ratably over the applicable performance period based on the method appropriate for the last delivered item, which is generally the subscription service. In future filings, including the December 10-Q, the Company will clarify that it has been unable to establish objective evidence of fair value of undelivered elements for such arrangements. For convenience of the Staff’s review, we have included the revised disclosure from the December 10-Q below:
     The Company also enters into multiple element arrangements, which generally consist of either: 1) the combination of subscription and professional services, or 2) multiple professional services. For these arrangements, the Company recognizes revenue in accordance with ASC 605-25-30. The Company has been unable to establish objective evidence of fair value of the undelivered elements for such arrangements. Consequently, the entire arrangement fee is recognized ratably over the applicable performance period.
Note 9(B). Commitments and Contingencies, page 82
11.	We note that on September 10, 2009, the district court gave final approval to the global settlement agreement for the August 2001 litigation concerning your initial public offering. Please tell us the amount of the agreed upon settlement and explain further your consideration of ASC 450-20-25-2 and ASC 450-20-50-3 regarding your accounting for and disclosures of this litigation. Also, tell us how you considered the guidance in ASC 210-20-45 to evaluate your loss contingencies and insurance recoveries separately for accounting and disclosure purposes.
     The total amount of the global settlement for the August 2001 litigation concerning the initial public offerings was $586 million with respect to 309 issuers and underwriters. The gross amount of the settlement allocated to Keynote, including its underwriter, was approximately $930,000. The amount paid by the insurers for the issuers relative to the amounts paid by the insurers of the underwriters was not publicly disclosed. What was publicly disclosed was that the portion of the settlement that was allocated to the issuers will be paid by their insurers and that the majority of the settlement amount was allocated to the underwriters. In March 2009, the Company’s insurers agreed to pay Keynote’s pro rata portion of the settlement not funded by the underwriters under the Company’s insurance policy, which its insurer had previously acknowledged coverage. Therefore, the Company bears no financial liability. Approval of this settlement occurred in October 2009. Keynote has not been privy to the allocation of its pro rata portion of the settlement between its insurer and its underwriter’s insurer. Additionally, management of Keynote at this time has not been able to reasonably estimate the amount of the settlement assigned to Keynote. Therefore, the requirements for an accrual under ASC 450-20-25-2 were not met. Furthermore, Keynote’s insurance carriers are well-capitalized and, as such, the Company believes they have the ability, along with the obligation, to pay that portion of the $930,000 settlement assigned to Keynote.

United States Securities and Exchange Commission
February 12, 2010
Item 11. Executive Compensation, page 89 (Incorporated by Reference From Proxy Statement Filed January 28, 2010)
Compensation Discussion and Analysis, page 14
Elements of Compensation, page 15
Base Salary, page 15
12.	We note that you have disclosed the salaries for Messrs. Kaya and Loehlein in Euros. In future filings, consistent with your tabular disclosure, please list all compensation in dollars, and use a footnote to disclose the amount in Euros, the exchange rate utilized, and the date of the exchange rate utilized.
     In future filings, the Company will present all the tabular disclosures regarding compensation in United States dollars with a footnote to disclose the foreign currency amount, the exchange rate utilized and the date of the exchange rate utilized.
Cash Incentive Awards, page 15
13.	We note your statement that your Chief Executive Officer’s bonus was based entirely on achieving corporate goals, while the other named executive officers’ bonuses were tied to achieving personal management by objectives goals and corporate goals that are established by your Chief Executive Officer at the beginning of the fiscal year. It appears that the cash incentive awards for Messrs. Kraatz, Kaya and Loehlein were based entirely on achieving their management by objectives goals. If applicable, please clarify this in future filings. If corporate goals accounted for a portion of the cash incentive awards for Messrs. Kratz, Kaya and Loehlein, please disclose the percentage attributable to achievement of corporate goals, similar to the disclosure you have provided for Mr. Hamer.
     The cash incentive awards for Messrs. Kraatz, Kaya and Loehlein were based entirely on personal management by objective goals (“MBOs”). In future filings, we will clarify the percentage of the cash incentive awards related to MBOs and corporate goals for each of the named executive officers. The Company advises the Staff that corporate goals did not account for any portion of the bonus awards for these officers in fiscal 2009, however, if in the future, corporate goals are a component of named executive officers’ bonus programs, the Company will provide disclosure similar to that provided for Mr. Hamer.
MBOs, page 16
14.	Please provide a more detailed description of the MBO goals for Mr. Hamer, how Mr. Gupta quantified Mr. Hamer’s performance against such goals, and how Mr. Hamer’s performance against such goals resulted in the amount he actually received.
     In the Compensation Discussion and Analysis, we described Mr. Hamer’s MBO goals as “focusing on the management of his area of responsibility and timely financial reporting.” Specifically, the goals were to provide monthly financial statements and related information within a specified number of days, the quality of the monthly financial information based upon the results of the Company’s

United States Securities and Exchange Commission
February 12, 2010
independent audit, and the accuracy of the forecast for both the Company and the area for which he manages. Mr. Gupta reviews both the quantitative and qualitative results with Mr. Hamer on a quarterly basis. As a result of this review, Mr. Hamer was determined to have met 100% of the goals in the first, third and fourth quarters and 33% achievement of the goals in the second quarter. The Company will clarify this in future filings as necessary.
15.	We note that you have not disclosed the revenue targets for Mr. Kraatz. Item 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect the performance items. Please tell us whether you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit the performance targets and, if so, tell us whether you have a competitive harm analysis that supports your reliance on that instruction. If you are relying on Instruction 4, please tell us how you considered discussing the level of difficulty associated with achieving the undisclosed target levels, similar to the disclosure you have provided for the targets applicable to Messrs. Kayo and Loehlein.
     As described in the proxy statement on page 16, Mr. Kraatz would have been eligible to receive commissions based on achievement of revenue targets. Because these targets were not achieved, Mr. Kraatz did not receive any payment related to his level of performance against performance targets, and therefore the Company did not believe that disclosing the specific targets that were not achieved would be material to investors. Additionally, because Mr. Kraatz is largely in a sales function, the Company also believed that competitive harm, per Instruction 4 to Item 402(b) of Regulation S-K, could result to the Company if his specific sales targets were disclosed. As noted in the Company’s Form 10-K, the Company operates in a highly competitive industry. Disclosure of Mr. Kraatz’s specific sales targets would have enabled competitors to understand the compensation policies for the Company’s sales personnel, including that of the executive responsible for much of the sales organization. With this information, competitors could gain insights to offer higher compensation packages to attract sales personnel that are key to growing the Company’s business and the Company may have to pay significantly higher sales and marketing expenses to attract and retain these types of personnel. Additionally, the Company believes that disclosing revenue targets for North America and the Asia Pacific regions would provide competitors and others with insights into the Company’s operational strengths and weaknesses as well as into its plans for geographical emphasis in its sales activities, which would also be harmful to the Company. In future filings, if Mr. Kraatz is a “named executive officer,” the Company will include additional disclosure as to the confidential nature of sales targets and the level of difficulty the Company believes exists in achieving those targets similar to that provided on page 16 of the proxy for Messrs. Kaya and Loehlein.
16.	We note your disclosure that although the revenue targets for Mr. Kraatz were not achieved, he was awarded discretionary cash payments of $25,000 based on a payment of a non-recoverable draw against his revenue target. Please provide a more detailed explanation of the basis for such discretionary cash payments.
     During fiscal 2009, it became evident that Mr. Kraatz would not be able to obtain the revenue goals established for his MBO due to the current economic environment. Therefore, Mr. Gupta decided to award Mr. Kraatz a discretionary cash payment due to the fact that he is a valuable member of the Company’s management team, instrumental in executing its corporate strategies, and that the current economic environment was outside of his control. In future filings, the Company will provide more detail explanations for the basis of such discretionary awards.

United States Securities and Exchange Commission
February 12, 2010
Form 8-Ks filed November 9, 2009 and January 21, 2010
17.	We note your reconciliation of EBITDA includes stock-based compensation added back to GAAP net income (loss). Tell us how you considered the recently issued C&DI guidance (Question 103.01) and Item 10(e) of Regulation S-K such that measures that are calculated differently than those described as EBITDA, should be clearly distinguished from EBITDA in their title (i.e. adjusted EBITDA). Also, the definition of EBITDA included in your disclosures should be consistent with the actual measure included in the NON-GAAP reconciliation. Tell us how you intend to correct these disclosures.
     The Company advises the Staff that it intends to rename this item “Adjusted EBITDA” in future press releases. In addition, the Company included disclosure as to this metric in the December 10-Q and included an explanation as to the prior usage of the term EBITDA to describe this metric in prior press releases (see page 32 of the December 10-Q).

     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours, KEYNOTE SYSTEMS, INC. /s/ ANDREW HAMER Andrew Hamer Chief Financial Officer

cc:	Umang Gupta, Chief Executive Officer, Keynote Systems, Inc.
Joe Talley, Deloitte & Touche LLP
Jeffrey Vetter, Fenwick & West LLP